UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 18, 2021

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

                                                                                                        __________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: February 18, 2021

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

18 February 2021

Barclays PLC

Annual Report and Accounts 2020

UK Listing Authority submissions

In compliance with Disclosure Guidance & Transparency Rule (DTR) 4.1, Barclays PLC announces that the following documents will today be submitted to the National Storage Mechanism and will shortly be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

●	Barclays PLC Annual Report 2020
●	Barclays PLC Strategic Report 2020; and
●	Pillar 3 Report for 2020.

These documents may also be accessed via Barclays PLC’s website at home.barclays/annualreport

The Barclays PLC Strategic Report 2020 (or the full Annual Report 2020 for those shareholders who have requested it) will be posted to shareholders with mailing of the Barclays PLC 2021 Notice of Annual General Meeting in due course.

Additional information

The following information is extracted from the Barclays PLC Annual Report 2020 (page references are to pages in the Annual Report) and should be read in conjunction with Barclays PLC’s Final Results announcement issued on 18 February 2021. Both documents can be found at home.barclays/annualreport and together constitute the material required by DTR 6.3.5 to be communicated to the media in unedited full text through a Regulatory Information Service. This material is not a substitute for reading the Barclays PLC Annual Report 2020 in full.

Risk review
Material existing and emerging risks

Material existing and emerging risks to the Group’s future performance

The Group has identified a broad range of risks to which its businesses are exposed. Material risks are those to which senior management pay particular attention and which could cause the delivery of the Group’s strategy, results of operations, financial condition and/or prospects to differ materially from expectations. Emerging risks are those which have unknown components, the impact of which could crystallise over a longer time period. In addition, certain other factors beyond the Group’s control, including escalation of terrorism or global conflicts, natural disasters, pandemics and similar events, although not detailed below, could have a similar impact on the Group.

Material existing and emerging risks potentially impacting more than one principal risk

i) Risks relating to the impact of COVID-19

The COVID-19 pandemic has had, and continues to have, a material impact on businesses around the world and the economic environments in which they operate. There are a number of factors associated with the pandemic and its impact on global economies that could have a material adverse effect on (among other things) the profitability, capital and liquidity of financial institutions such as Barclays.

The COVID-19 pandemic has caused disruption to the Group’s customers, suppliers and staff globally. Most jurisdictions in which the Group operates have implemented severe restrictions on the movement of their respective populations, with a resultant significant impact on economic activity in those jurisdictions. These restrictions are being determined by the governments of individual jurisdictions (including through the implementation of emergency powers) and impacts (including the timing of implementation and any subsequent lifting or extension of restrictions) may vary from jurisdiction to jurisdiction and/or within jurisdictions. It remains unclear how the COVID-19 pandemic will evolve through 2021 (including whether there will be further waves of the COVID-19 pandemic, whether COVID-19 vaccines approved for use by regulatory authorities will be deployed successfully with desired results, whether further new strains of COVID-19 will emerge and whether, and in what manner, additional restrictions will be imposed and/or existing restrictions extended) and the Group continues to monitor the situation closely. However, despite the COVID-19 contingency plans established by the Group, the ability to conduct business may be adversely affected by disruptions to infrastructure, business processes and technology services, resulting from the unavailability of staff due to illness or the failure of third parties to supply services. This may cause significant customer detriment, costs to reimburse losses incurred by the Group’s customers, potential litigation costs (including regulatory fines, penalties and other sanctions), and reputational damage.

In many of the jurisdictions in which the Group operates, schemes have been initiated by central banks, national governments and regulators to provide financial support to parts of the economy most impacted by the COVID-19 pandemic. These schemes have been designed and implemented at pace, meaning lenders (including Barclays) continue to address operational issues which have arisen in connection with the implementation of the schemes, including resolving the interaction between the schemes and existing law and regulation. In addition, the full extent of how these schemes will impact the Group’s customers and therefore the impact on the Group remains uncertain at this stage. However, certain actions (such as the introduction of payment holidays for various consumer lending products or the cancellation or waiver of fees associated with certain products) may negatively impact the effective interest rate earned on the Group’s portfolios and may reduce fee income being earned on certain products and negatively impact the Group’s profitability. Furthermore, the introduction of, and participation in, central-bank supported loan and other financing schemes introduced as a result of the COVID-19 pandemic may negatively impact the Group’s RWAs, level of impairment and, in turn, capital position (particularly when any transitional relief applied to the calculation of RWAs and impairment expires). This may be exacerbated if the Group is required by any government or regulator to offer forbearance or additional financial relief to borrowers or if the Group is unable to rely on guarantees provided by governments in connection with financial support schemes as a result of the Group’s failure to comply with scheme requirements or otherwise.

As these schemes and other financial support schemes provided by national governments (such as job retention and furlough schemes) expire, are withdrawn or are no longer supported, economic growth may be negatively impacted which may impact the Group’s results of operations and profitability. In addition, the Group may experience a higher volume of defaults and delinquencies in certain portfolios and may initiate collection and enforcement actions to recover defaulted debts. Where defaulting borrowers are harmed by the Group’s conduct, this may give rise to civil legal proceedings, including class actions, regulatory censure, potentially significant fines and other sanctions, and reputational damage. Other legal disputes may also arise between the Group and defaulting borrowers relating to matters such as breaches or enforcement of legal rights or obligations arising under loan and other credit agreements. Adverse findings in any such matters may result in the Group’s rights not being enforced as intended. For further details, refer to “viii) Legal risk and legal, competition and regulatory matters” below.

The actions taken by various governments and central banks, in particular in the United Kingdom and the United States, may indicate a view on the potential severity of any economic downturn and post recovery environment, which from a commercial, regulatory and risk perspective could be significantly different to past crises and persist for a prolonged period. The COVID-19 pandemic has led to a weakening in gross domestic product (GDP) in most jurisdictions in which the Group operates and an expectation of higher unemployment in those same jurisdictions. These factors all have a significant impact on the modelling of expected credit losses (ECLs) by the Group. As a result, the Group experienced higher ECLs in 2020 compared to prior periods and this trend may continue in 2021. The economic environment remains uncertain and future impairment charges may be subject to further volatility (including from changes to macroeconomic variable forecasts) depending on the longevity of the COVID-19 pandemic and related containment measures and the efficacy of any COVID-19 vaccines, as well as the longer term effectiveness of central bank, government and other support measures. For further details on macroeconomic variables used in the calculation of ECLs, refer to the credit risk performance section. In addition, ECLs may be adversely impacted by increased levels of default for single name exposures in certain sectors directly impacted by the COVID-19 pandemic (such as the oil and gas, retail, airline, and hospitality and leisure sectors).

Furthermore, the Group relies on models to support a broad range of business and risk management activities, including informing business decisions and strategies, measuring and limiting risk, valuing exposures (including the calculation of impairment), conducting stress testing and assessing capital adequacy. Models are, by their nature, imperfect and incomplete representations of reality because they rely on assumptions and inputs, and so they may be subject to errors affecting the accuracy of their outputs and/or misused. This may be exacerbated when dealing with unprecedented scenarios, such as the COVID-19 pandemic, due to the lack of reliable historical reference points and data. For further details on model risk, refer to “v) Model risk” below.

The disruption to economic activity globally caused by the COVID-19 pandemic could adversely impact the Group’s other assets such as goodwill and intangibles, and the value of Barclays PLC’s investments in subsidiaries. It could also impact the Group’s income due to lower lending and transaction volumes due to volatility or weakness in the capital markets. Other potential risks include credit rating migration which could negatively impact the Group’s RWAs and capital position, and potential liquidity stress due to (among other things) increased customer drawdowns, notwithstanding the significant initiatives that governments and central banks have put in place to support funding and liquidity. Furthermore, a significant increase in the utilisation of credit cards by Barclaycard customers could have a negative impact on the Group’s RWAs and capital position.

Furthermore, in order to support lending activity to promote economic growth, governments and/or regulators may limit management’s flexibility in managing its business, require the deployment of capital in particular business lines or otherwise restrict or limit capital distributions and capital allocation.

Any and all such events mentioned above could have a material adverse effect on the Group’s business, financial condition, results of operations, prospects, liquidity, capital position and credit ratings (including potential credit rating agency changes of outlooks or ratings), as well as on the Group’s customers, employees and suppliers.

ii) Business conditions, general economy and geopolitical issues

The Group’s operations are subject to potentially unfavourable global and local economic and market conditions, as well as geopolitical developments, which may have a material effect on the Group’s business, results of operations, financial condition and prospects.

A deterioration in global or local economic and market conditions may lead to (among other things): (i) deteriorating business, consumer or investor confidence and lower levels of fixed asset investment and productivity growth, which in turn may lead to lower client activity, including lower demand for borrowing from creditworthy customers; (ii) higher default rates, delinquencies, write-offs and impairment charges as borrowers struggle with the burden of additional debt; (iii) subdued asset prices and payment patterns, including the value of any collateral held by the Group; (iv) mark-to-market losses in trading portfolios resulting from changes in factors such as credit ratings, share prices and solvency of counterparties; and (v) revisions to calculated ECLs leading to increases in impairment allowances. In addition, the Group’s ability to borrow from other financial institutions or raise funding from external investors may be affected by deteriorating economic conditions and market disruption.

Geopolitical events may lead to further financial instability and affect economic growth. In particular:

●
Global GDP growth weakened sharply in the first half of 2020 as a result of the COVID-19 pandemic. Whilst a number of central banks and governments implemented financial stimulus packages to counter the economic impact of the pandemic, recovery has been slower than anticipated and concerns remain as to whether (a) there will be subsequent waves of the COVID-19 pandemic, (b) further financial stimulus will be required and/or (c) governments will be required to significantly increase taxation to fund these commitments. All of these factors could adversely affect economic growth, affect specific industries or countries or affect the Group’s employees and business operations in affected countries. See “i) Risks relating to the impact of COVID-19” above for further details.

●
In the UK, the decision to leave the European Union (EU) may give rise to further economic and political consequences including for investment and market confidence in the UK and the remainder of EU. See “(iii)The UK’s withdrawal from the European Union” below for further details.

●
A significant proportion of the Group’s portfolio is located in the US, including a major credit card portfolio and a range of corporate and investment banking exposures. The possibility of significant continued changes in US policy in certain sectors (including trade, healthcare and commodities) may have an impact on the Group’s associated portfolios. Stress in the US economy, weakening GDP and the associated exchange rate fluctuations, heightened trade tensions (such as the current dispute between the US and China), an unexpected rise in unemployment and/or an increase in interest rates could lead to increased levels of impairment, resulting in a negative impact on the Group’s profitability.

●
An escalation in geopolitical tensions or increased use of protectionist measures may negatively impact the Group’s business in the affected regions.

●
In China the pace of credit growth remains a concern, given the high level of leverage and despite government and regulatory action. A stronger than expected slowdown could result if authorities fail to appropriately manage growth during the transition from manufacturing towards services and the end of the investment and credit-led boom. Deterioration in emerging markets could affect the Group if it results in higher impairment charges via sovereign or counterparty defaults.

iii) The UK’s withdrawal from the European Union

There are a number of factors associated with the UK’s withdrawal from the EU, which could have a material adverse effect on the Group’s business, results of operations, financial condition and prospects.

Trade and economic activity between the EU and UK

The EU-UK Trade and Cooperation Agreement (TCA), which provides a new economic and social partnership between the EU and UK (including zero tariffs and zero quotas on all goods that comply with the appropriate rules of origin) came into force provisionally on 1 January 2021.

The TCA is a new, unprecedented arrangement between the EU and the UK, and there is some uncertainty as to its operation and the manner in which trading arrangements will be enforced by both the EU and the UK. Furthermore, the EU and/or the UK can invoke trade remedies (such as tariffs and non-tariff barriers) against each other in certain circumstances under the TCA. Resultant trading disruption may have a significant impact on economic activity in the EU and the UK which (in turn) could have a material adverse effect on the Group’s business, results of operations, financial condition and prospects. Unstable economic conditions could result in (among other things):

●
a recession in the UK and/or one or more member states of the EEA in which it operates, with lower growth, higher unemployment and falling property prices, which could lead to increased impairments in relation to a number of the Group’s portfolios (including, but not limited to, its UK mortgage portfolio, unsecured lending portfolio (including credit cards) and commercial real estate exposures);

●
increased market volatility (in particular in currencies and interest rates), which could impact the Group’s trading book positions and affect the underlying value of assets in the banking book and securities held by the Group for liquidity purposes;

●
a credit rating downgrade for one or more members of the Group (either directly or indirectly as a result of a downgrade in the UK sovereign credit ratings), which could significantly increase the Group’s cost of and/or reduce its access to funding, widen credit spreads and materially adversely affect the Group’s interest margins and liquidity position; and/or

●
a widening of credit spreads more generally or reduced investor appetite for the Group’s debt securities, which could negatively impact the Group’s cost of and/or access to funding.

Current provision of financial services

The TCA does not cover financial services regulation. Accordingly, UK-based entities within the Group (such as Barclays Bank PLC and Barclays Bank UK PLC) are no longer able to rely on the European passporting framework for financial services. Barclays Bank PLC and Barclays Capital Securities Limited have put in place new arrangements in the provision of cross-border banking and investment services to customers and counterparties in the EEA (including by servicing EEA clients through the Group’s EEA hub (Barclays Bank Ireland PLC), whilst Barclays Bank UK PLC remains focused on UK customers.

The TCA was accompanied by a Joint Declaration on Financial Services, requiring the parties to agree a Memorandum of Understanding (MoU), by March 2021, establishing the framework for cooperation in financial services. The MoU will also cover how to move forward on equivalence determinations between the EU and the UK.

There can be no assurance that the EU and the UK will reach further agreement on equivalence decisions. As a result, equivalence decisions which would enable UK firms to access EEA clients on a cross border basis for certain markets products, cannot be relied upon to allow UK-based entities within the Group to meet all of the needs of customers and clients based in the EEA. However, there are certain other types of equivalence decisions which are material to the operations of the Group. To date, the EU and the UK have only agreed a temporary position on mutual equivalence in relation to clearing and settlement (CCP equivalence). If the current mutual, temporary equivalence decision in relation to CCP equivalence expires and is not replaced, this could have a material adverse effect on the Group’s business as well as its clients. In addition, HM Treasury has made certain unilateral equivalence decisions, (including under the Capital Requirements Regulation (CRR) and the removal of such decisions could have a material impact on the operations of the Group.

The Group provides the majority of its cross-border banking and investment services to EEA clients via Barclays Bank Ireland PLC. Additionally, in certain EEA Member States, Barclays Bank PLC and Barclays Capital Securities Limited (BCSL) have applied for and received cross border licences to enable them to continue to conduct a limited range of activities, including accessing EEA trading venues and interdealer trading. As a result of the onshoring of EU legislation in the UK and the exercise of the UK regulators’ Temporary Transitional Powers, UK-based entities within the Group are currently subject to substantially the same rules and regulations as prior to the UK’s withdrawal from the EU. It is the UK’s intention eventually to recast onshored EU legislation as part of UK legislation and PRA and FCA rules, which could result in changes to regulatory requirements in the UK.

If the regulatory regimes for EU and UK financial services change further, or if temporary permissions and equivalence decisions expire, and are not replaced, the provision of cross-border banking and investment services across the Group may become more complex and costly which could have a material adverse effect on the Group’s business and results of operations and could result in the Group modifying its legal entity, capital and funding structures and business mix, exiting certain business activities altogether or not expanding in areas despite otherwise attractive potential returns. This may also be exacerbated if, Barclays Bank Ireland PLC expands further and, as a result of its growth and importance to the Group and the EEA banking system as a whole, Barclays Bank Ireland PLC is made subject to higher capital requirements or restrictions are imposed by regulators on capital allocation and capital distributions by Barclays Bank Ireland PLC.

iv) The impact of interest rate changes on the Group’s profitability

Changes to interest rates are significant for the Group, especially given the uncertainty as to the direction of interest rates and the pace at which they may change particularly in the Group’s main markets of the UK and the US.

A continued period of low interest rates and flat yield curves, including any further rate cuts and/or negative interest rates, may affect and continue to put pressure on the Group’s net interest margins (the difference between its lending income and borrowing costs) and could adversely affect the profitability and prospects of the Group.

Interest rate rises could positively impact the Group’s profitability as retail and corporate business income increases due to margin de-compression. However, further increases in interest rates, if larger or more frequent than expected, could lead to generally weaker than expected growth, reduced business confidence and higher unemployment. This, in turn, could cause stress in the lending portfolio and underwriting activity of the Group with resultant higher credit losses driving an increased impairment charge which would most notably impact retail unsecured portfolios and wholesale non-investment grade lending and could have a material effect on the Group’s business, results of operations, financial condition and prospects.

In addition, changes in interest rates could have an adverse impact on the value of the securities held in the Group’s liquid asset portfolio. Consequently, this could create more volatility than expected through the Group’s Fair Value through Other Comprehensive Income (FVOCI) reserves.

v) Competition in the banking and financial services industry

The Group operates in a highly competitive environment (in particular, in the UK and US) in which it must evolve and adapt to the significant changes as a result of financial regulatory reform, technological advances, increased public scrutiny and current economic conditions. The Group expects that competition in the financial services industry will continue to be intense and may have a material adverse effect on the Group’s future business, results of operations and prospects.

New competitors in the financial services industry continue to emerge. For example, technological advances and the growth of e-commerce have made it possible for non-banks to offer products and services that traditionally were banking products. This has allowed financial institutions and other companies to provide electronic and internet-based financial solutions, including electronic securities trading, payments processing and online automated algorithmic-based investment advice. Furthermore, both financial institutions and their non-banking competitors face the risk that payments processing and other services could be significantly disrupted by technologies, such as cryptocurrencies, that require no intermediation. New technologies have required and could require the Group to spend more to modify or adapt its products or make additional capital investments in its businesses to attract and retain clients and customers or to match products and services offered by its competitors, including technology companies.

Ongoing or increased competition may put pressure on the pricing for the Group’s products and services, which could reduce the Group's revenues and profitability, or may cause the Group to lose market share, particularly with respect to traditional banking products such as deposits, bank accounts and mortgage lending. This competition may be on the basis of quality and variety of products and services offered, transaction execution, innovation, reputation and price. The failure of any of the Group’s businesses to meet the expectations of clients and customers, whether due to general market conditions, under-performance, a decision not to offer a particular product or service, changes in client and customer expectations or other factors, could affect the Group’s ability to attract or retain clients and customers. Any such impact could, in turn, reduce the Group’s revenues.

vi) Regulatory change agenda and impact on business model

The Group remains subject to ongoing significant levels of regulatory change and scrutiny in many of the countries in which it operates (including, in particular, the UK and the US). As a result, regulatory risk will remain a focus for senior management. Furthermore, a more intensive regulatory approach and enhanced requirements together with the potential lack of international regulatory co-ordination as enhanced supervisory standards are developed and implemented may adversely affect the Group’s business, capital and risk management strategies and/or may result in the Group deciding to modify its legal entity, capital and funding structures and business mix, or to exit certain business activities altogether or not to expand in areas despite otherwise attractive potential.

There are several significant pieces of legislation and areas of focus which will require significant management attention, cost and resource, including:

●
Changes in prudential requirements may impact minimum requirements for own funds and eligible liabilities (MREL) (including requirements for internal MREL), leverage, liquidity or funding requirements, applicable buffers and/or add-ons to such minimum requirements and risk weighted assets calculation methodologies all as may be set by international, EU or national authorities. Such or similar changes to prudential requirements or additional supervisory and prudential expectations, either individually or in aggregate, may result in, among other things, a need for further management actions to meet the changed requirements, such as:

-
increasing capital, MREL or liquidity resources, reducing leverage and risk weighted assets;

-
restricting distributions on capital instruments;

-
modifying the terms of outstanding capital instruments;

-
modifying legal entity structure (including with regard to issuance and deployment of capital, MREL and funding);

-
changing the Group’s business mix or exiting other businesses; and/or

-
undertaking other actions to strengthen the Group’s position.

●
The derivatives market has been the subject of particular focus for regulators in recent years across the G20 countries and beyond, with regulations introduced which require the reporting and clearing of standardised over the counter (OTC) derivatives and the mandatory margining of non-cleared OTC derivatives. These regulations may increase costs for market participants, as well as reduce liquidity in the derivatives markets, in particular if there are areas of overlapping or conflicting regulation. More broadly, changes to the regulatory framework (in particular, the review of the second Markets in Financial Instruments Directive and the implementation of the Benchmarks Regulation) could entail significant costs for market participants and may have a significant impact on certain markets in which the Group operates.

●
The Group and certain of its members are subject to supervisory stress testing exercises in a number of jurisdictions. These exercises currently include the programmes of the Bank of England, the European Banking Authority (EBA), the Federal Deposit Insurance Corporation (FDIC) and the Federal Reserve Board (FRB). Failure to meet the requirements of regulatory stress tests, or the failure by regulators to approve the stress test results and capital plans of the Group, could result in the Group or certain of its members being required to enhance their capital position, limit capital distributions or position additional capital in specific subsidiaries.

For further details on the regulatory supervision of, and regulations applicable to, the Group, see the Supervision and regulation section.

vii) The impact of climate change on the Group’s business

The risks associated with climate change are subject to rapidly increasing societal, regulatory and political focus, both in the UK and internationally. Embedding climate risk into the Group’s risk framework in line with regulatory expectations, and adapting the Group’s operations and business strategy to address the financial risks resulting from both: (i) the physical risk of climate change; and (ii) the risk from the transition to a low carbon economy, could have a significant impact on the Group’s business.

Physical risks from climate change arise from a number of factors and relate to specific weather events and longer-term shifts in the climate. The nature and timing of extreme weather events are uncertain but they are increasing in frequency and their impact on the economy is predicted to be more acute in the future. The potential impact on the economy includes, but is not limited to, lower GDP growth, higher unemployment and significant changes in asset prices and profitability of industries. Damage to the properties and operations of borrowers could impair asset values and the creditworthiness of customers leading to increased default rates, delinquencies, write-offs and impairment charges in the Group’s portfolios. In addition, the Group’s premises and resilience may also suffer physical damage due to weather events leading to increased costs for the Group.

As the economy transitions to a low-carbon economy, financial institutions such as the Group may face significant and rapid developments in stakeholder expectations, policy, law and regulation which could impact the lending activities the Group undertakes, as well as the risks associated with its lending portfolios, and the value of the Group’s financial assets. As sentiment towards climate change shifts and societal preferences change, the Group may face greater scrutiny of the type of business it conducts, adverse media coverage and reputational damage, which may in turn impact customer demand for the Group's products, returns on certain business activities and the value of certain assets and trading positions resulting in impairment charges.

In addition, the impacts of physical and transition climate risks can lead to second order connected risks, which have the potential to affect the Group’s retail and wholesale portfolios. The impacts of climate change may increase losses for those sectors sensitive to the effects of physical and transition risks. Any subsequent increase in defaults and rising unemployment could create recessionary pressures, which may lead to wider deterioration in the creditworthiness of the Group’s clients, higher ECLs, and increased charge-offs and defaults among retail customers.

If the Group does not adequately embed risks associated with climate change into its risk framework to appropriately measure, manage and disclose the various financial and operational risks it faces as a result of climate change, or fails to adapt its strategy and business model to the changing regulatory requirements and market expectations on a timely basis, it may have a material and adverse impact on the Group’s level of business growth, competitiveness, profitability, capital requirements, cost of funding, and financial condition.

For further details on the Group’s approach to climate change, see the climate change risk management section.

viii) Impact of benchmark interest rate reforms on the Group

For several years, global regulators and central banks have been driving international efforts to reform key benchmark interest rates and indices, such as the London Interbank Offered Rate (LIBOR), which are used to determine the amounts payable under a wide range of transactions and make them more reliable and robust. This has resulted in significant changes to the methodology and operation of certain benchmarks and indices, the adoption of alternative “risk-free” reference rates and the proposed discontinuation of certain reference rates (including LIBOR), with further changes anticipated, including UK, EU and US legislative proposals to deal with ‘tough legacy’ contracts that cannot convert into or cannot add fall-back risk-free reference rates. The consequences of reform are unpredictable and may have an adverse impact on any financial instruments linked to, or referencing, any of these benchmark interest rates.

Uncertainty as to the nature of such potential changes, the availability and/or suitability of alternative “risk-free” reference rates and other reforms may adversely affect a broad range of transactions (including any securities, loans and derivatives which use LIBOR to determine the amount of interest payable that are included in the Group’s financial assets and liabilities) that use these reference rates and indices and introduce a number of risks for the Group, including, but not limited to:

●
Conduct risk: in undertaking actions to transition away from using certain reference rates (such as LIBOR) to new alternative, risk-free rates, the Group faces conduct risks. These may lead to customer complaints, regulatory sanctions or reputational impact if the Group is considered to be (among other things) (i) undertaking market activities that are manipulative or create a false or misleading impression, (ii) misusing sensitive information or not identifying or appropriately managing or mitigating conflicts of interest, (iii) providing customers with inadequate advice, misleading information, unsuitable products or unacceptable service, (iv) not taking a consistent approach to remediation for customers in similar circumstances, (v) unduly delaying the communication and migration activities in relation to client exposure, leaving them insufficient time to prepare or (vi) colluding or inappropriately sharing information with competitors;

●
Financial risks: the valuation of certain of the Group’s financial assets and liabilities may change. Moreover, transitioning to alternative “risk-free” reference rates may impact the ability of members of the Group to calculate and model amounts receivable by them on certain financial assets and determine the amounts payable on certain financial liabilities (such as debt securities issued by them) because currently alternative “risk-free” reference rates (such as the Sterling Overnight Index Average (SONIA) and the Secured Overnight Financing Rate (SOFR)) are look-back rates whereas term rates (such as LIBOR) allow borrowers to calculate at the start of any interest period exactly how much is payable at the end of such interest period. This may have a material adverse effect on the Group’s cashflows;

●
Pricing risk: changes to existing reference rates and indices, discontinuation of any reference rate or indices and transition to alternative “risk-free” reference rates may impact the pricing mechanisms used by the Group on certain transactions;

●
Operational risk: changes to existing reference rates and indices, discontinuation of any reference rate or index and transition to alternative “risk-free” reference rates may require changes to the Group’s IT systems, trade reporting infrastructure, operational processes, and controls. In addition, if any reference rate or index (such as LIBOR) is no longer available to calculate amounts payable, the Group may incur additional expenses in amending documentation for new and existing transactions and/or effecting the transition from the original reference rate or index to a new reference rate or index; and

●
Accounting risk: an inability to apply hedge accounting in accordance with IFRS could lead to increased volatility in the Group’s financial results and performance.

Any of these factors may have a material adverse effect on the Group’s business, results of operations, financial condition and prospects.

For further details on the impacts of benchmark interest rate reforms on the Group, see Note 41.

ix) Holding company structure of Barclays PLC and its dependency on distributions from its subsidiaries

Barclays PLC is a holding company and its principal sources of income are, and are expected to continue to be, distributions (in the form of dividends and interest payments) from operating subsidiaries which also hold the principal assets of the Group. As a separate legal entity, Barclays PLC relies on such distributions in order to be able to meet its obligations as they fall due (including its payment obligations with respect to its debt securities) and to create distributable reserves for payment of dividends to ordinary shareholders.

The ability of Barclays PLC’s subsidiaries to pay dividends and interest and Barclays PLC’s ability to receive such distributions from its investments in its subsidiaries and other entities will be subject not only to such subsidiaries’ and other entities' financial performance and macroeconomic conditions but also to applicable local laws and other restrictions (including restrictions imposed by governments and/or regulators, such as those imposed as part of the UK Government’s response to the COVID-19 pandemic, which limit management’s flexibility in managing the business and taking action in relation to capital distributions and capital allocation). These laws and restrictions could limit the payment of dividends and distributions to Barclays PLC by its subsidiaries and any other entities in which it holds an investment from time to time, which could restrict Barclays PLC’s ability to meet its obligations and/or to pay dividends to ordinary shareholders.

x) Application of resolution measures and stabilisation powers under the Banking Act

Under the Banking Act 2009, as amended (Banking Act), substantial powers are granted to the Bank of England (or, in certain circumstances, HM Treasury), in consultation with the PRA, the FCA and HM Treasury, as appropriate, as part of a special resolution regime (SRR). These powers enable the relevant UK resolution authority to implement resolution measures and stabilisation options with respect to a UK bank or investment firm and certain of its affiliates (currently including Barclays PLC) (each, a relevant entity) in circumstances in which the relevant UK resolution authority is satisfied that the resolution conditions are met. The SRR consists of five stabilisation options: (i) private sector transfer of all or part of the business or shares of the relevant entity, (ii) transfer of all or part of the business of the relevant entity to a “bridge bank” established by the Bank of England, (iii) transfer to an asset management vehicle wholly or partly owned by HM Treasury or the Bank of England, (iv) the cancellation, transfer or dilution of the relevant entities' equity (including Barclays PLC’s ordinary share capital) and write-down or conversion of the relevant entity’s capital instruments and liabilities (the bail-in tool) and (v) temporary public ownership (i.e. nationalisation).

In addition, the relevant UK resolution authority may, in certain circumstances, in accordance with the Banking Act require the permanent write-down or conversion into equity of any outstanding tier 1 capital instruments, tier 2 capital instruments and internal MREL prior to the exercise of any stabilisation option (including the bail-in tool). Any such action could result in the dilution of Barclays PLC’s ordinary share capital.

Shareholders should assume that, in a resolution situation, public financial support will only be available to a relevant entity as a last resort after the relevant UK resolution authorities have assessed and used, to the maximum extent practicable, the resolution tools, including the bail-in tool (the Bank of England’s preferred approach for the resolution of the Group is a bail-in strategy with a single point of entry at Barclays PLC). The exercise of any of such powers under the Banking Act or any suggestion of any such exercise could materially adversely affect the value of Barclays PLC ordinary shares and could lead to shareholders losing some or all of their investment.

In addition, any safeguards within the Banking Act (such as the ‘no creditor worse off' principle) may not result in compensation to shareholders that is equivalent to the full losses incurred by them in the resolution and there can be no assurance that shareholders would recover such compensation promptly.

Material existing and emerging risks impacting individual principal risks

i) Credit risk

Credit risk is the risk of loss to the Group from the failure of clients, customers or counterparties, including sovereigns, to fully honour their obligations to members of the Group, including the whole and timely payment of principal, interest, collateral and other receivables.

a) Impairment

The introduction of the impairment requirements of IFRS 9 Financial Instruments, resulted in impairment loss allowances that are recognised earlier, on a more forward-looking basis and on a broader scope of financial instruments, and may continue to have a material impact on the Group’s business, results of operations, financial condition and prospects.

Measurement involves complex judgement and impairment charges could be volatile, particularly under stressed conditions. Unsecured products with longer expected lives, such as credit cards, are the most impacted. Taking into account the transitional regime, the capital treatment on the increased reserves has the potential to adversely impact the Group’s regulatory capital ratios.

In addition, the move from incurred losses to ECLs has the potential to impact the Group’s performance under stressed economic conditions or regulatory stress tests. For more information, refer to Note 1.

b) Specific sectors and concentrations

The Group is subject to risks arising from changes in credit quality and recovery rates of loans and advances due from borrowers and counterparties in any specific portfolio. Any deterioration in credit quality could lead to lower recoverability and higher impairment in a specific sector. The following are areas of uncertainties to the Group’s portfolio which could have a material impact on performance:

●
UK retail, hospitality and leisure. Softening demand, rising costs and a structural shift to online shopping is fuelling pressure on the UK High Street and other sectors heavily reliant on consumer discretionary spending. As these sectors continue to reposition themselves, the trend represents a potential risk in the Group’s UK corporate portfolio from the perspective of its interactions with both retailers and their landlords.

●
Consumer affordability has remained a key area of focus, particularly in unsecured lending. Macroeconomic factors, such as rising unemployment, that impact a customer’s ability to service debt payments could lead to increased arrears in both unsecured and secured products.

●
UK real estate market. UK property represents a significant portion of the overall Group retail credit exposure. In 2020, property prices fluctuated significantly. In the first half of 2020 the Group’s retail exposure experienced a suppressed UK real estate market due to the impact of the COVID-19 pandemic, whilst the second half of 2020 saw increased activity as financial support schemes and a temporary stamp duty cut took effect. However, there can be no assurance that the recovery in the UK real estate market will continue in 2021 especially as the longer term macroeconomic effects of the COVID-19 pandemic are felt, financial support schemes are withdrawn and stamp duty cuts are reversed, and growth across the UK has slowed, particularly in London and the South East where the Group has a high exposure. The Group’s corporate exposure is vulnerable to the impacts of the ongoing COVID-19 stress, with particular weakness in retail property as a result of reduced rent collections and residential development. The Group is at risk of increased impairment from a material fall in property prices.

●
Leverage finance underwriting. The Group takes on sub-investment grade underwriting exposure, including single name risk, particularly in the US and Europe. The Group is exposed to credit events and market volatility during the underwriting period. Any adverse events during this period may potentially result in loss for the Group, or an increased capital requirement should there be a need to hold the exposure for an extended period.

●
Italian mortgage and wholesale exposure. The Group is exposed to a decline in the Italian economic environment through a mortgage portfolio in run-off and positions to wholesale customers. The Italian economy was severely impacted by the COVID-19 pandemic in 2020 and recovery has been slower than anticipated. Should the Italian economy deteriorate further or any recovery take longer to materialise, there could be a material adverse effect on the Group’s results of operations including, but not limited to, increased credit losses and higher impairment charges.

●
Oil & Gas sector. The Group’s corporate credit exposure includes companies whose performance is dependent on the oil and gas sector. Weaker demand for energy products, in particular as a result of the COVID-19 pandemic, combined with a sustained period of lower energy prices has led to the erosion of balance sheet strength, particularly for higher cost producers and those businesses who supply goods and services to the oil and gas sector. Any recovery from the drop in demand is likely to remain volatile and energy prices could remain subdued at low levels for the foreseeable future, below the break-even point for some companies. Furthermore, in the longer term, costs associated with the transition towards renewable sources of energy may place great demands on companies that the Group has exposure to globally. These factors could have a material adverse effect on the Group’s business, results of operations and financial condition through increased impairment charges.

The Group also has large individual exposures to single name counterparties, both in its lending activities and in its financial services and trading activities, including transactions in derivatives and transactions with brokers, central clearing houses, dealers, other banks, mutual and hedge funds and other institutional clients. The default of such counterparties could have a significant impact on the carrying value of these assets. In addition, where such counterparty risk has been mitigated by taking collateral, credit risk may remain high if the collateral held cannot be realised, or has to be liquidated at prices which are insufficient to recover the full amount of the loan or derivative exposure. Any such defaults could have a material adverse effect on the Group’s results due to, for example, increased credit losses and higher impairment charges.

For further details on the Group’s approach to credit risk, see the credit risk management and credit risk performance sections.

ii) Market risk

Market risk is the risk of loss arising from potential adverse change in the value of the Group’s assets and liabilities from fluctuation in market variables including, but not limited to, interest rates, foreign exchange, equity prices, commodity prices, credit spreads, implied volatilities and asset correlations.

Economic and financial market uncertainties remain elevated, as the path of the COVID-19 pandemic is inherently difficult to predict. Further waves of the COVID-19 pandemic, deployment of COVID-19 vaccines not being as successful as desired, intensifying social unrest that weighs on market sentiment, and deteriorating trade and geopolitical tensions are some of the factors that could heighten market risks for the Group’s portfolios.

In addition, the Group’s trading business is generally exposed to a prolonged period of elevated asset price volatility, particularly if it negatively affects the depth of marketplace liquidity. Such a scenario could impact the Group’s ability to execute client trades and may also result in lower client flow-driven income and/or market-based losses on its existing portfolio of market risks. These can include having to absorb higher hedging costs from rebalancing risks that need to be managed dynamically as market levels and their associated volatilities change.

It is difficult to predict changes in market conditions, and such changes could have a material adverse effect on the Group’s business, results of operations, financial condition and prospects.

For further details on the Group’s approach to market risk, see the market risk management and market risk performance sections.

iii) Treasury and capital risk

There are three primary types of treasury and capital risk faced by the Group:

a) Liquidity risk

Liquidity risk is the risk that the Group is unable to meet its contractual or contingent obligations or that it does not have the appropriate amount, tenor and composition of funding and liquidity to support its assets. This could cause the Group to fail to meet regulatory liquidity standards or be unable to support day-to-day banking activities. Key liquidity risks that the Group faces include:

●
The stability of the Group’s current funding profile: In particular, that part which is based on accounts and deposits payable on demand or at short notice, could be affected by the Group failing to preserve the current level of customer and investor confidence. The Group also regularly accesses the money and capital markets to provide short-term and long-term funding to support its operations. Several factors, including adverse macroeconomic conditions, adverse outcomes in conduct and legal, competition and regulatory matters and loss of confidence by investors, counterparties and/or customers in the Group, can affect the ability of the Group to access the capital markets and/or the cost and other terms upon which the Group is able to obtain market funding.

●
Credit rating changes and the impact on funding costs: Rating agencies regularly review credit ratings given to Barclays PLC and certain members of the Group. Credit ratings are based on a number of factors, including some which are not within the Group’s control (such as political and regulatory developments, changes in rating methodologies, macroeconomic conditions and the sovereign credit ratings of the countries in which the Group operates).

Whilst the impact of a credit rating change will depend on a number of factors (including the type of issuance and prevailing market conditions), any reductions in a credit rating (in particular, any downgrade below investment grade) may affect the Group’s access to the money or capital markets and/or terms on which the Group is able to obtain market funding, increase costs of funding and credit spreads, reduce the size of the Group’s deposit base, trigger additional collateral or other requirements in derivative contracts and other secured funding arrangements or limit the range of counterparties who are willing to enter into transactions with the Group. Any of these factors could have a material adverse effect on the Group’s business, results of operations, financial condition and prospects.

b) Capital risk

Capital risk is the risk that the Group has an insufficient level or composition of capital to support its normal business activities and to meet its regulatory capital requirements under normal operating environments or stressed conditions (both actual and as defined for internal planning or regulatory stress testing purposes). This includes the risk from the Group’s pension plans. Key capital risks that the Group faces include:

●
Failure to meet prudential capital requirements: This could lead to the Group being unable to support some or all of its business activities, a failure to pass regulatory stress tests, increased cost of funding due to deterioration in investor appetite or credit ratings, restrictions on distributions including the ability to meet dividend targets, and/or the need to take additional measures to strengthen the Group's capital or leverage position.

●
Adverse changes in FX rates impacting capital ratios: The Group has capital resources, risk weighted assets and leverage exposures denominated in foreign currencies. Changes in foreign currency exchange rates may adversely impact the Sterling equivalent value of these items. As a result, the Group’s regulatory capital ratios are sensitive to foreign currency movements. Failure to appropriately manage the Group’s balance sheet to take account of foreign currency movements could result in an adverse impact on the Group’s regulatory capital and leverage ratios.

●
Adverse movements in the pension fund: Adverse movements in pension assets and liabilities for defined benefit pension schemes could result in deficits on a funding and/or accounting basis. This could lead to the Group making substantial additional contributions to its pension plans and/or a deterioration in its capital position. Under IAS 19, the liabilities discount rate is derived from the yields of high quality corporate bonds. Therefore, the valuation of the Group’s defined benefits schemes would be adversely affected by a prolonged fall in the discount rate due to a persistent low interest rate and/or credit spread environment. Inflation is another significant risk driver to the pension fund as the liabilities are adversely impacted by an increase in long-term inflation expectations.

c) Interest rate risk in the banking book

Interest rate risk in the banking book is the risk that the Group is exposed to capital or income volatility because of a mismatch between the interest rate exposures of its (non-traded) assets and liabilities. The Group’s hedge programmes for interest rate risk in the banking book rely on behavioural assumptions and, as a result, the success of the hedging strategy cannot be guaranteed. A potential mismatch in the balance or duration of the hedge assumptions could lead to earnings deterioration. A decline in interest rates in G3 currencies may also compress net interest margin on retail portfolios. In addition, the Group’s liquid asset portfolio is exposed to potential capital and/or income volatility due to movements in market rates and prices.

For further details on the Group’s approach to treasury and capital risk, see the treasury and capital risk management and treasury and capital risk performance sections.

iv) Operational risk

Operational risk is the risk of loss to the Group from inadequate or failed processes or systems, human factors or due to external events where the root cause is not due to credit or market risks. Examples include:

a) Operational resilience

The Group functions in a highly competitive market, with market participants that expect consistent and smooth business processes. The loss of or disruption to business processing is a material inherent risk within the Group and across the financial services industry, whether arising through impacts on the Group’s technology systems, real estate services including its retail branch network, or availability of personnel or services supplied by third parties. Failure to build resilience and recovery capabilities into business processes or into the services of technology, real estate or suppliers on which the Group’s business processes depend, may result in significant customer detriment, costs to reimburse losses incurred by the Group’s customers, and reputational damage.

b) Cyber-attacks

Cyber-attacks continue to be a global threat that is inherent across all industries, with a spike in both number and severity of attacks observed recently. The financial sector remains a primary target for cyber criminals, hostile nation states, opportunists and hacktivists. The Group, like other financial institutions, experiences numerous attempts to compromise its cyber security.

The Group dedicates significant resources to reducing cyber security risks, but it cannot provide absolute security against cyber-attacks. Malicious actors are increasingly sophisticated in their methods, seeking to steal money, gain unauthorised access to, destroy or manipulate data, and disrupt operations, and some of their attacks may not be recognised until launched, such as zero-day attacks that are launched before patches and defences can be readied. Cyber-attacks can originate from a wide variety of sources and target the Group in numerous ways, including attacks on networks, systems, or devices used by the Group or parties such as service providers and other suppliers, counterparties, employees, contractors, customers or clients, presenting the Group with a vast and complex defence perimeter. Moreover, the Group does not have direct control over the cyber security of the systems of its clients, customers, counterparties and third-party service providers and suppliers, limiting the Group’s ability to effectively defend against certain threats.

A failure in the Group’s adherence to its cyber security policies, procedures or controls, employee malfeasance, and human, governance or technological error could also compromise the Group’s ability to successfully defend against cyber-attacks. Furthermore, certain legacy technologies that are at or approaching end-of-life may not be able to be able to maintained to acceptable levels of security. The Group has experienced cyber security incidents and near-misses in the past, and it is inevitable that additional incidents will occur in the future. Cyber security risks will continue to increase, due to factors such as the increasing demand across the industry and customer expectations for continued expansion of services delivered over the Internet; increasing reliance on Internet-based products, applications and data storage; and changes in ways of working by the Group’s employees, contractors, and third party service providers and suppliers and their sub-contractors in response to the COVID-19 pandemic. Bad actors have taken advantage of remote working practices and modified customer behaviours during the COVID-19 pandemic, exploiting the situation in novel ways that may elude defences.

Common types of cyber-attacks include deployment of malware, including destructive ransomware; denial of service and distributed denial of service (DDoS) attacks; infiltration via business email compromise, including phishing, or via social engineering, including vishing and smishing; automated attacks using botnets; and credential validation or stuffing attacks using login and password pairs from unrelated breaches. A successful cyber-attack of any type has the potential to cause serious harm to the Group or its clients and customers, including exposure to potential contractual liability, litigation, regulatory or other government action, loss of existing or potential customers, damage to the Group’s brand and reputation, and other financial loss. The impact of a successful cyber-attack also is likely to include operational consequences (such as unavailability of services, networks, systems, devices or data) remediation of which could come at significant cost.

Regulators worldwide continue to recognise cyber security as an increasing systemic risk to the financial sector and have highlighted the need for financial institutions to improve their monitoring and control of, and resilience to cyber-attacks. A successful cyber-attack may, therefore, result in significant regulatory fines on the Group.

For further details on the Group’s approach to cyber-attacks, see the operational risk performance section.

c) New and emergent technology

Technology is fundamental to the Group’s business and the financial services industry. Technological advancements present opportunities to develop new and innovative ways of doing business across the Group, with new solutions being developed both in-house and in association with third-party companies. For example, payment services and securities, futures and options trading are increasingly occurring electronically, both on the Group’s own systems and through other alternative systems, and becoming automated. Whilst increased use of electronic payment and trading systems and direct electronic access to trading markets could significantly reduce the Group’s cost base, it may, conversely, reduce the commissions, fees and margins made by the Group on these transactions which could have a material adverse effect on the Group’s business, results of operations, financial condition and prospects.

Introducing new forms of technology, however, has the potential to increase inherent risk. Failure to evaluate, actively manage and closely monitor risk exposure during all phases of business development could introduce new vulnerabilities and security flaws and have a material adverse effect on the Group’s business, results of operations, financial condition and prospects.

d) External fraud

The nature of fraud is wide-ranging and continues to evolve, as criminals continually seek opportunities to target the Group’s business activities and exploit changes to customer behaviour and product and channel use (such as the increased use of digital products and enhanced online services) or exploit new products (such as loans provided under the UK Government’s Bounce Back Loan Scheme and the Coronavirus Business Interruption Loan Scheme, which have been designed to support customers and clients during the COVID-19 pandemic). Fraud attacks can be very sophisticated and are often orchestrated by highly organised crime groups who use ever more sophisticated techniques to target customers and clients directly to obtain confidential or personal information that can be used to commit fraud. The UK market has also seen significant growth in “scams” where the Group takes increased levels of liability as part of a voluntary code to provide additional safeguards to customers and clients who are tricked into making payments to fraudsters. The impact from fraud can lead to customer detriment, financial losses (including the reimbursement of losses incurred by customers), loss of business, missed business opportunities and reputational damage, all of which could have a material adverse impact on the Group’s business, results of operations, financial condition and prospects.

e) Data management and information protection

The Group holds and processes large volumes of data, including personally identifiable information, intellectual property, and financial data and the Group’s businesses are subject to complex and evolving laws and regulations governing the privacy and protection of personal information of individuals, including Regulation (EU) 2016/679 (General Data Protection Regulation (GDPR)). The protected parties can include: (i) the Group’s clients and customers, and prospective clients and customers; (ii) clients and customers of the Group’s clients and customers; (iii) employees and prospective employees; and (iv) employees of the Group’s suppliers, counterparties and other external parties.

The international nature of both the Group’s business and its IT infrastructure also means that personal information may be available in countries other than those from where it originated. Accordingly, the Group needs to ensure that its collection, use, transfer and storage of personal information complies with all applicable laws and regulations in all relevant jurisdictions, which could: (i) increase the Group’s compliance and operating costs; (ii) impact the development of new products or services, impact the offering of existing products or services, or affect how products and services are offered to clients and customers; (iii) demand significant oversight by the Group’s management; and (iv) require the Group to review some elements of the structure of its businesses, operations and systems in less efficient ways.

Concerns regarding the effectiveness of the Group’s measures to safeguard personal information, or even the perception that those measures are inadequate, could expose the Group to the risk of loss or unavailability of data or data integrity issues and/or cause the Group to lose existing or potential clients and customers, and thereby reduce the Group’s revenues. Furthermore, any failure or perceived failure by the Group to comply with applicable privacy or data protection laws and regulations may subject it to potential contractual liability, litigation, regulatory or other government action (including significant regulatory fines) and require changes to certain operations or practices which could also inhibit the Group’s development or marketing of certain products or services, or increase the costs of offering them to customers. Any of these events could damage the Group’s reputation and otherwise materially adversely affect its business, results of operations, financial condition and prospects.

f) Algorithmic trading

In some areas of the investment banking business, trading algorithms are used to price and risk manage client and principal transactions. An algorithmic error could result in erroneous or duplicated transactions, a system outage, or impact the Group’s pricing abilities, which could have a material adverse effect on the Group’s business, results of operations, financial condition and prospects and reputation.

g) Processing error

The Group’s businesses are highly dependent on its ability to process and monitor, on a daily basis, a very large number of transactions, many of which are highly complex and occur at high volumes and frequencies, across numerous and diverse markets in many currencies. As the Group’s customer base and geographical reach expand and the volume, speed, frequency and complexity of transactions, especially electronic transactions (as well as the requirements to report such transactions on a real-time basis to clients, regulators and exchanges) increase, developing, maintaining and upgrading operational systems and infrastructure becomes more challenging, and the risk of systems or human error in connection with such transactions increases, as well as the potential consequences of such errors due to the speed and volume of transactions involved and the potential difficulty associated with discovering errors quickly enough to limit the resulting consequences. Furthermore, events that are wholly or partially beyond the Group’s control, such as a spike in transaction volume, could adversely affect the Group’s ability to process transactions or provide banking and payment services.

Processing errors could result in the Group, among other things, (i) failing to provide information, services and liquidity to clients and counterparties in a timely manner; (ii) failing to settle and/or confirm transactions; (iii) causing funds transfers, capital markets trades and/or other transactions to be executed erroneously, illegally or with unintended consequences; and (iv) adversely affecting financial, trading or currency markets. Any of these events could materially disadvantage the Group’s customers, clients and counterparties (including them suffering financial loss) and/or result in a loss of confidence in the Group which, in turn, could have a material adverse effect on the Group’s business, results of operations, financial condition and prospects.

h) Supplier exposure

The Group depends on suppliers for the provision of many of its services and the development of technology. Whilst the Group depends on suppliers, it remains fully accountable for any risk arising from the actions of suppliers. The dependency on suppliers and sub-contracting of outsourced services introduces concentration risk where the failure of specific suppliers could have an impact on the Group’s ability to continue to provide material services to its customers. Failure to adequately manage supplier risk could have a material adverse effect on the Group’s business, results of operations, financial condition and prospects.

i) Estimates and judgements relating to critical accounting policies and capital disclosures

The preparation of financial statements requires the application of accounting policies and judgements to be made in accordance with IFRS. Regulatory returns and capital disclosures are prepared in accordance with the relevant capital reporting requirements and also require assumptions and estimates to be made. The key areas involving a higher degree of judgement or complexity, or areas where assumptions are significant to the consolidated and individual financial statements, include credit impairment charges, taxes, fair value of financial instruments, goodwill and intangible assets, pensions and post-retirement benefits, and provisions including conduct and legal, competition and regulatory matters (see the notes to the audited financial statements for further details). There is a risk that if the judgement exercised, or the estimates or assumptions used, subsequently turn out to be incorrect, this could result in material losses to the Group, beyond what was anticipated or provided for. Further development of accounting standards and capital interpretations could also materially impact the Group’s results of operations, financial condition and prospects.

j) Tax risk

The Group is required to comply with the domestic and international tax laws and practice of all countries in which it has business operations. There is a risk that the Group could suffer losses due to additional tax charges, other financial costs or reputational damage as a result of failing to comply with such laws and practice, or by failing to manage its tax affairs in an appropriate manner, with much of this risk attributable to the international structure of the Group. In addition, increasing reporting and disclosure requirements around the world and the digitisation of the administration of tax has potential to increase the Group’s tax compliance obligations further.

k) Ability to hire and retain appropriately qualified employees

As a regulated financial institution, the Group requires diversified and specialist skilled colleagues. The Group’s ability to attract, develop and retain a diverse mix of talent is key to the delivery of its core business activity and strategy. This is impacted by a range of external and internal factors, such as the UK’s decision to leave the EU and the enhanced individual accountability applicable to the banking industry. Failure to attract or prevent the departure of appropriately qualified and skilled employees could have a material adverse effect on the Group’s business, results of operations, financial condition and prospects. Additionally, this may result in disruption to service which could in turn lead to disenfranchising certain customer groups, customer detriment and reputational damage.

For further details on the Group’s approach to operational risk, see the operational risk management and operational risk performance sections.

v) Model risk

Model risk is the risk of potential adverse consequences from financial assessments or decisions based on incorrect or misused model outputs and reports. The Group relies on models to support a broad range of business and risk management activities, including informing business decisions and strategies, measuring and limiting risk, valuing exposures (including the calculation of impairment), conducting stress testing, assessing capital adequacy, supporting new business acceptance and risk and reward evaluation, managing client assets, and meeting reporting requirements.

Models are, by their nature, imperfect and incomplete representations of reality because they rely on assumptions and inputs, and so they may be subject to errors affecting the accuracy of their outputs and/or misused. This may be exacerbated when dealing with unprecedented scenarios, such as the COVID-19 pandemic, due to the lack of reliable historical reference points and data. For instance, the quality of the data used in models across the Group has a material impact on the accuracy and completeness of its risk and financial metrics. Model errors or misuse may result in (among other things) the Group making inappropriate business decisions and/or inaccuracies or errors being identified in the Group’s risk management and regulatory reporting processes. This could result in significant financial loss, imposition of additional capital requirements, enhanced regulatory supervision and reputational damage, all of which could have a material adverse effect on the Group’s business, results of operations, financial condition and prospects.

For further details on the Group’s approach to model risk, see the model risk management and model risk performance sections.

vi) Conduct risk

Conduct risk is the risk of detriment to customers, clients, market integrity, effective competition or the Group from the inappropriate supply of financial services, including instances of wilful or negligent misconduct. This risk could manifest itself in a variety of ways:

a) Employee misconduct

The Group’s businesses are exposed to risk from potential non-compliance with its policies and standards and instances of wilful and negligent misconduct by employees, all of which could result in potential customer and client detriment, enforcement action (including regulatory fines and/or sanctions), increased operation and compliance costs, redress or remediation or reputational damage which in turn could have a material adverse effect on the Group’s business, results of operations, financial condition and prospects. Examples of employee misconduct which could have a material adverse effect on the Group’s business include (i) employees improperly selling or marketing the Group’s products and services; (ii) employees engaging in insider trading, market manipulation or unauthorised trading; or (iii) employees misappropriating confidential or proprietary information belonging to the Group, its customers or third parties. These risks may be exacerbated in circumstances where the Group is unable to rely on physical oversight and supervision of employees (such as during the COVID-19 pandemic where employees have worked remotely).

b) Customer engagement

The Group must ensure that its customers, particularly those that are vulnerable, are able to make well-informed decisions on how best to use the Group’s financial services and understand that they are appropriately protected if something goes wrong. Poor customer outcomes can result from the failure to: (i) communicate fairly and clearly with customers; (ii) provide services in a timely and fair manner; and (iii) undertake appropriate activity to address customer detriment, including the adherence to regulatory and legal requirements on complaint handling. The Group is at risk of financial loss and reputational damage as a result.

c) Product design and review risk

Products and services must meet the needs of clients, customers, markets and the Group throughout their lifecycle, However, there is a risk that the design and review of the Group’s products and services fail to reasonably consider and address potential or actual negative outcomes, which may result in customer detriment, enforcement action (including regulatory fines and/or sanctions), redress and remediation and reputational damage. Both the design and review of products and services are a key area of focus for regulators and the Group, and this focus is set to continue in 2021.

d) Financial crime

The Group may be adversely affected if it fails to effectively mitigate the risk that third parties or its employees facilitate, or that its products and services are used to facilitate, financial crime (money laundering, terrorist financing, breaches of economic and financial sanctions, bribery and corruption, and the facilitation of tax evasion). UK and US regulations covering financial institutions continue to focus on combating financial crime. Failure to comply may lead to enforcement action by the Group’s regulators, including severe penalties, which may have a material adverse effect on the Group’s business, financial condition and prospects.

e) Regulatory focus on culture and accountability

Regulators around the world continue to emphasise the importance of culture and personal accountability and enforce the adoption of adequate internal reporting and whistleblowing procedures to help to promote appropriate conduct and drive positive outcomes for customers, colleagues, clients and markets. The requirements and expectations of the UK Senior Managers Regime, Certification Regime and Conduct Rules have reinforced additional accountabilities for individuals across the Group with an increased focus on governance and rigour. Failure to meet these requirements and expectations may lead to regulatory sanctions, both for the individuals and the Group.

For further details on the Group’s approach to conduct risk, see the conduct risk management and conduct risk performance sections.

vii) Reputation risk

Reputation risk is the risk that an action, transaction, investment, event, decision or business relationship will reduce trust in the Group’s integrity and/or competence.

Any material lapse in standards of integrity, compliance, customer service or operating efficiency may represent a potential reputation risk. Stakeholder expectations constantly evolve, and so reputation risk is dynamic and varies between geographical regions, groups and individuals. A risk arising in one business area can have an adverse effect upon the Group’s overall reputation and any one transaction, investment or event (in the perception of key stakeholders) can reduce trust in the Group’s integrity and competence. The Group’s association with sensitive topics and sectors has been, and in some instances continues to be, an area of concern for stakeholders, including (i) the financing of, and investments in, businesses which operate in sectors that are sensitive because of their relative carbon intensity or local environmental impact; (ii) potential association with human rights violations (including combating modern slavery) in the Group’s operations or supply chain and by clients and customers; and (iii) the financing of businesses which manufacture and export military and riot control goods and services.

Reputation risk could also arise from negative public opinion about the actual, or perceived, manner in which the Group conducts its business activities, or the Group’s financial performance, as well as actual or perceived practices in banking and the financial services industry generally. Modern technologies, in particular online social media channels and other broadcast tools that facilitate communication with large audiences in short time frames and with minimal costs, may significantly enhance and accelerate the distribution and effect of damaging information and allegations. Negative public opinion may adversely affect the Group’s ability to retain and attract customers, in particular, corporate and retail depositors, and to retain and motivate staff, and could have a material adverse effect on the Group’s business, results of operations, financial condition and prospects.

In addition to the above, reputation risk has the potential to arise from operational issues or conduct matters which cause detriment to customers, clients, market integrity, effective competition or the Group (see “iv) Operational risk” above).

For further details on the Group’s approach to reputation risk, see the reputation risk management and reputation risk performance sections.

viii) Legal risk and legal, competition and regulatory matters

The Group conducts activities in a highly regulated global market which exposes it and its employees to legal risk arising from (i) the multitude of laws and regulations that apply to the businesses it operates, which are highly dynamic, may vary between jurisdictions, and are often unclear in their application to particular circumstances especially in new and emerging areas; and (ii) the diversified and evolving nature of the Group’s businesses and business practices. In each case, this exposes the Group and its employees to the risk of loss or the imposition of penalties, damages or fines from the failure of members of the Group to meet their respective legal obligations, including legal or contractual requirements. Legal risk may arise in relation to any number of the material existing and emerging risks identified above.

A breach of applicable legislation and/or regulations by the Group or its employees could result in criminal prosecution, regulatory censure, potentially significant fines and other sanctions in the jurisdictions in which the Group operates. Where clients, customers or other third parties are harmed by the Group’s conduct, this may also give rise to civil legal proceedings, including class actions. Other legal disputes may also arise between the Group and third parties relating to matters such as breaches or enforcement of legal rights or obligations arising under contracts, statutes or common law. Adverse findings in any such matters may result in the Group being liable to third parties or may result in the Group’s rights not being enforced as intended.

Details of legal, competition and regulatory matters to which the Group is currently exposed are set out in Note 26. In addition to matters specifically described in Note 26, the Group is engaged in various other legal proceedings which arise in the ordinary course of business. The Group is also subject to requests for information, investigations and other reviews by regulators, governmental and other public bodies in connection with business activities in which the Group is, or has been, engaged.

The outcome of legal, competition and regulatory matters, both those to which the Group is currently exposed and any others which may arise in the future, is difficult to predict. In connection with such matters, the Group may incur significant expense, regardless of the ultimate outcome, and any such matters could expose the Group to any of the following outcomes: substantial monetary damages, settlements and/or fines; remediation of affected customers and clients; other penalties and injunctive relief; additional litigation; criminal prosecution; the loss of any existing agreed protection from prosecution; regulatory restrictions on the Group’s business operations including the withdrawal of authorisations; increased regulatory compliance requirements or changes to laws or regulations; suspension of operations; public reprimands; loss of significant assets or business; a negative effect on the Group’s reputation; loss of confidence by investors, counterparties, clients and/or customers; risk of credit rating agency downgrades; potential negative impact on the availability and/or cost of funding and liquidity; and/or dismissal or resignation of key individuals. In light of the uncertainties involved in legal, competition and regulatory matters, there can be no assurance that the outcome of a particular matter or matters (including formerly active matters or those arising after the date of this Annual Report) will not have a material adverse effect on the Group’s business, results of operations, financial condition and prospects.

39 Related party transactions and Directors’ remuneration

Related party transactions
Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions, or one other party controls both.

Subsidiaries
Transactions between Barclays PLC and its subsidiaries meet the definition of related party transactions. Where these are eliminated on consolidation, they are not disclosed in the Group’s financial statements. Transactions between Barclays PLC and its subsidiaries are fully disclosed in Barclays PLC’s financial statements. A list of the Group’s principal subsidiaries is shown in Note 34.

Associates, joint ventures and other entities
The Group provides banking services to its associates, joint ventures and the Group pension funds (principally the UK Retirement Fund), providing loans, overdrafts, interest and non-interest bearing deposits and current accounts to these entities as well as other services. Group companies also provide investment management and custodian services to the Group pension schemes. All of these transactions are conducted on the same terms as third party transactions. Summarised financial information for the Group’s investments in associates and joint ventures is set out in Note 36.

Amounts included in the Group’s financial statements, in aggregate, by category of related party entity are as follows:
	Associates	Joint ventures	Pension funds
	£m	£m	£m
For the year ended and as at 31 December 2020
Total income	-	10	5
Credit impairment charges	-	-	-
Operating expenses	(26)	-	(1)
Total assets	-	1,388	4
Total liabilities	66	-	69
For the year ended and as at 31 December 2019
Total income	-	12	5
Credit impairment charges	-	-	-
Operating expenses	(46)	-	-
Total assets	-	1,303	3
Total liabilities	-	-	175

Total liabilities includes derivatives transacted on behalf of the pension funds of £13m (2019: £6m).

Key Management Personnel
Key Management Personnel are defined as those persons having authority and responsibility for planning, directing and controlling the activities of Barclays PLC (directly or indirectly) and comprise the Directors and Officers of Barclays PLC, certain direct reports of the Group Chief Executive and the heads of major business units and functions.

The Group provides banking services to Key Management Personnel and persons connected to them. Transactions during the year and the balances outstanding were as follows:

Loans outstanding
	2020	2019
	£m	£m
As at 1 January	7.2	7.2
Loans issued during the yeara	2.3	4.8
Loan repayments during the yearb	(0.3)	(4.8)
As at 31 December	9.2	7.2

Notes
a Includes loans issued to existing Key Management Personnel and new or existing loans issued to newly appointed Key Management Personnel.
b Includes loan repayments by existing Key Management Personnel and loans to former Key Management Personnel.

No allowances for impairment were recognised in respect of loans to Key Management Personnel (or any connected person).

Deposits outstanding
	2019	2018
	£m	£m
As at 1 January	12.1	6.9
Deposits received during the yeara	41.6	36.0
Deposits repaid during the yearb	(43.3)	(30.8)
As at 31 December	10.4	12.1

Notes
a Includes deposits received from existing Key Management Personnel and new or existing deposits received from newly appointed Key Management Personnel.
b Includes deposits repaid by existing Key Management Personnel and deposits of former Key Management Personnel.

Total commitments outstanding
Total commitments outstanding refers to the total of any undrawn amounts on credit cards and/or overdraft facilities provided to Key Management Personnel. Total commitments outstanding as at 31 December 2020 were £0.9m (2019: £0.8m).

All loans to Key Management Personnel (and persons connected to them) were made in the ordinary course of business; were made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other persons; and did not involve more than a normal risk of collectability or present other unfavourable features.

Remuneration of Key Management Personnel
Total remuneration awarded to Key Management Personnel below represents the awards made to individuals that have been approved by the Board Remuneration Committee as part of the latest remuneration decisions, and is consistent with the approach adopted for disclosures set out in the Directors’ Remuneration Report. Costs recognised in the income statement reflect the accounting charge for the year included within operating expenses. The difference between the values awarded and the recognised income statement charge principally relates to the recognition of deferred costs for prior year awards. Figures are provided for the period that individuals met the definition of Key Management Personnel.

	2020	2019
	£m	£m
Salaries and other short-term benefits	41.6	38.5
Pension costs	-	0.1
Other long-term benefits	8.2	8.7
Share-based payments	13.2	13.4
Employer social security charges on emoluments	7.2	7.4
Costs recognised for accounting purposes	70.2	68.1
Employer social security charges on emoluments	(7.2)	(7.4)
Other long-term benefits – difference between awards granted and costs recognised	-	(0.6)
Share-based payments – difference between awards granted and costs recognised	1.1	2.2
Total remuneration awarded	64.1	62.3

Disclosure required by the Companies Act 2006
The following information regarding the Barclays PLC Board of Directors is presented in accordance with the Companies Act 2006:

	2020	2019
	£m	£m
Aggregate emolumentsa	8.4	8.5
Amounts paid under LTIPsb	-	0.8
	8.4	9.3

Notes
a The aggregate emoluments include amounts paid for the 2020 year. In addition, deferred share awards for 2020 with a total value at grant of £0.6m (2019: £2m) will be made to James E Staley and Tushar Morzaria which will only vest subject to meeting certain conditions.
b No LTIP amounts were received by the Executive Directors in 2020 as the release of the first tranche of the 2017-2019 LTIP was delayed from June 2020 to March 2021. The LTIP figure in the single total figure table for Executive Directors’ 2020 remuneration in the Directors’ Remuneration Report relates to the 2018 – 2020 LTIP cycle.

There were no pension contributions paid to defined contribution schemes on behalf of Directors (2019: £nil). There were no notional pension contributions to defined contribution schemes.

As at 31 December 2020, there were no Directors accruing benefits under a defined benefit scheme (2019: nil).

Directors’ and Officers’ shareholdings and options
The beneficial ownership of ordinary share capital of Barclays PLC by all Directors and Officers of Barclays PLC (involving 26 persons) at 31 December 2020 amounted to 27,470,067 (2019: 22,789,126) ordinary shares of 25p each (0.16% of the ordinary share capital outstanding).

As at 31 December 2020, Executive Directors and Officers of Barclays PLC (involving 16 persons) held options to purchase a total of 78,495 (2019: 40,428) Barclays PLC ordinary shares of 25p each at a weighted average price of 101p under Sharesave.

Advances and credit to Directors and guarantees on behalf of Directors
In accordance with Section 413 of the Companies Act 2006, the total amount of advances and credits made available in 2020 to persons who served as Directors during the year was £0.1m (2019: £0.3m). The total value of guarantees entered into on behalf of Directors during 2020 was £nil (2019: £nil).

Directors’ responsibility statement

The Directors have responsibility for ensuring that the Company and the Group keep accounting records which disclose with reasonable accuracy the financial position of the Company and the Group and which enable them to ensure that the accounts comply with the Companies Act 2006.

The Directors are also responsible for preparing a Strategic Report, Directors’ Report, Directors’ Remuneration Report and Corporate Governance Statement in accordance with applicable law and regulations.

The Directors are responsible for the maintenance and integrity of the Annual Report and Financial statements as they appear on our website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

The Directors have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

The Directors, whose names and functions are set out on pages 60 to 63, confirm to the best of their knowledge that:

(a) the financial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole; and

(b) the management report, on pages 6 to 43, which is incorporated in the Directors’ Report, includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the Principal Risks and uncertainties that they face.

By order of the Board

Stephen Shapiro
Company Secretary
17 February 2021

Barclays PLC
Registered in England.
Company No. 48839

Forward-looking statements
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning.

Forward-looking statements can be made in writing but also may be made verbally by members of the management of the Group (including, without limitation, during management presentations to financial analysts) in connection with this document. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Group’s future financial position, income growth, assets, impairment charges, provisions, business strategy, capital, leverage and other regulatory ratios, capital distributions (including dividend payout ratios and expected payment strategies), projected levels of growth in the banking and financial markets, projected costs or savings, any commitments and targets, estimates of capital expenditures, plans and objectives for future operations, projected employee numbers, IFRS impacts and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances.

The forward-looking statements speak only as at the date on which they are made. Forward-looking statements may be affected by: changes in legislation; the development of standards and interpretations under IFRS, including evolving practices with regard to the interpretation and application of accounting and regulatory standards; the outcome of current and future legal proceedings and regulatory investigations; future levels of conduct provisions; the policies and actions of governmental and regulatory authorities; the Group’s ability along with government and other stakeholders to manage and mitigate the impacts of climate change effectively; geopolitical risks; and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions; the effects of any volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of any entity within the Group or any securities issued by such entities; direct and indirect impacts of the coronavirus (COVID-19) pandemic; instability as a result of the UK’s exit from the European Union (EU), the effects of the EU-UK Trade and Cooperation Agreement and the disruption that may subsequently result in the UK and globally; the risk of cyber-attacks, information or security breaches or technology failures on the Group’s business or operations; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group’s control. As a result, the Group’s actual financial position, future results, capital distributions, capital, leverage or other regulatory ratios or other financial and non-financial metrics or performance measures may differ materially from the statements or guidance set forth in the Group’s forward-looking statements. Additional risks and factors which may impact the Group’s future financial condition and performance are identified in our filings with the SEC (including, without limitation, our Annual Report on Form 20-F for the fiscal year ended 31 December 2020), which are available on the SEC’s website at www.sec.gov.

Subject to our obligations under the applicable laws and regulations of any relevant jurisdiction, (including, without limitation, the UK and the US), in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

- Ends –

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
++44 (0) 20 7773 2136	+44 (0) 20 7116 4755

About Barclays

Barclays is a British universal bank. We are diversified by business, by different types of customer and client, and geography. Our businesses include consumer banking and payments operations around the world, as well as a top-tier, full service, global corporate and investment bank, all of which are supported by our service company which provides technology, operations and functional services across the Group.

For further information about Barclays, please visit our website www.barclays.com